BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Mobil Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  6 )*
                            ____

                      Mobil Corporation
           _______________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $2.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          607059102
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))


CUSIP No. 607059102                Page 1 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor),and BT Securities Corporation, and its indirect wholly-owned subsidiary BT Variable, Inc. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company,BT Securities Corporation, and BT Variable Inc.
are New York Corporations

  NUMBER OF    5. SOLE VOTING POWER
  SHARES

          Bankers Trust New York Corporation      28,000 shares
          Bankers Trust Company                3,813,124 shares
          BT Variable Inc.                             0 shares
          BT Securities Corporation                2,000 shares
                    TOTAL SHARES               3,843,124

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY

          Bankers Trust New York Corporation           0 shares
          Bankers Trust Company                  313,039 shares
          BT Variable Inc.                        57,300 shares
          BT Securities Corporation                    0 shares
                    TOTAL SHARES                 370,339



CUSIP No. 607059102                Page 2 of 8 Pages


EACH      7. SOLE DISPOSITIVE POWER
REPORTING

          Bankers Trust New York Corporation      28,000 shares
          Bankers Trust Company                7,159,198 shares
          BT Variable Inc.                        57,300 shares
          BT Securities Corporation                2,000 shares
                    TOTAL SHARES               7,246,498


 PERSON   8. SHARED DISPOSITIVE POWER
 WITH

          Bankers Trust New York Corporation           0 shares
          Bankers Trust Company                  400,066 shares
          BT Variable Inc.                             0 shares
          BT Securities Corporation                    0 shares
                    TOTAL SHARES                 400,066


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

     Bankers Trust New York Corporation      28,000 shares
     Bankers Trust Company                7,559,264 shares
     BT Variable Inc.                        57,300 shares
     BT Securities Corporation                2,000 shares
               TOTAL SHARES               7,646,564


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [X]



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Bankers Trust New York Corporation         0.0 %
     Bankers Trust Company                      1.9 %
     BT Variable Inc.                           0.0 %
     BT Securities Corporation                  0.0 %
               TOTAL                            1.9 %
CUSIP No. 607059102                Page 3 of 8 Pages

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable Inc. - IC
     BT Securities Corporation - BD

               DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE
      BANK ), BT SECURITIES CORPORATION, BT VARIABLE, INC. OR BT AUSTRALIA LIMITED ARE, FOR THE PURPOSE OF SECTION
13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR   FOR
ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE    SECURITIES
SET FORTH IN ITEM 4(a)(ii) HEREOF.



Item 1(a) NAME OF ISSUER:

          Mobil Corporation

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          3225 Gallows Road
          Fairfax, VA  22037

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its
          wholly-owned subsidiaries, Bankers Trust Company,
          (as Trustee for various trusts, and employee benefit plans, and investment advisor), and BT
          Securities Corporation, and its indirect wholly-owned subsidiary BT Variable Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017


CUSIP No. 607059102                Page 4 of 8 Pages

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers
          Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), BT Securities Corporation, and BT Variable Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $2.00) of Mobil
Corporation.

Item 2(e) CUSIP NUMBER:

          607059102

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

     (c) [X] Insurance Company as defined in Section 3 (a)
(19) of the Act.

     For BT Securities Corporation

     (a) [X] Broker or dealer registered under Section 15 of the Act.




CUSIP No.607059102                      Page 5 of 8 Pages

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:
          As of December 31, 1995:

 (i)

     Bankers Trust New York Corporation      28,000 shares
     Bankers Trust Company                7,559,264 shares
     BT Variable Inc.                        57,300 shares
     BT Securities Corporation                2,000 shares
               TOTAL SHARES               7,646,564


(ii) Bankers Trust Company was the record owner of 13,183,057 shares as Trustee of the Mobil Corp Pre 5/7/93 Mobil Shares/SERP; Mobil Oil Allocated Account; Mobil Oil Released but unallocated; and Mobil Oil Suspense Account(the Plan ) with respect to which the bank disclaims beneficial ownership.

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.






CUSIP No. 607059102                Page 6 of 8 Pages

     (b)  PERCENT OF CLASS:

     Bankers Trust New York Corporation         0.0 %
     Bankers Trust Company                      1.9 %
     BT Variable Inc.                           0.0 %
     BT Securities Corporation                  0.0 %
                         TOTAL                  1.9 %

          The common stock as to which Bankers Trust
          Corporation disclaims beneficial ownership constitutes 3.3% of the Issuer s outstanding
          Common Stock.

     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the vote -

     Bankers Trust New York Corporation      28,000 shares
     Bankers Trust Company                3,813,124 shares
     BT Variable Inc.                             0 shares
     BT Securities Corporation                2,000 shares
               TOTAL SHARES               3,843,124

          (ii) shared power to vote or to direct the vote -

     Bankers Trust New York Corporation           0 shares
     Bankers Trust Company                  313,039 shares
     BT Variable Inc.                        57,300 shares
     BT Securities Corporation                    0 shares
               TOTAL SHARES                 370,339


     (iii)sole power to dispose or to direct the disposition of -

     Bankers Trust New York Corporation      28,000 shares
     Bankers Trust Company                7,159,198 shares
     BT Variable Inc.                        57,300 shares
     BT Securities Corporation                2,000 shares
               TOTAL SHARES               7,246,498



CUSIP No. 607059102                Page 7 of 8 Pages


     (iv) shared power to dispose or to direct the disposition of -

     Bankers Trust New York Corporation           0 shares
     Bankers Trust Company                  400,066 shares
     BT Variable Inc.                             0 shares
     BT Securities Corporation                    0 shares
               TOTAL SHARES                 400,066


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          [ ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable









CUSIP No. 607059102                Page 8 of 8 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary

Signature:     Bankers Trust Company, as Trustee for various
               trusts, and employee benefit plans, and
               investment advisor.

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary

Signature:     BT Variable Inc.

By:       /s/Myles Tashman
Name:     Myles Tashman

Signature:     BT Securities Corporation

By:       /s/John P. Hardt
Name:     John P. Hardt
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
     ______________________________________________
     |                                            |
     |                                            |
Bankers Trust Company        BT Securities Corporation